Koor Industries Ltd.

                                                     Office Of Legal Counsel
                                                     21 Ha'arba'ah st.
                                                     Tel-Aviv 64739
                                                     Israel
                                                     Tel.:972-3-6238420
                                                     Fax: 972-3-6238425

                                                     8 November 2001




==============================================================================

The Securities Authority The Tel Aviv Stock Exchange  The Registrar of Companies
22 Kanfei Nesharim St.   54 Ahad Ha'am St.            97 Yafo St.
Jerusalem 95464          Tel Aviv 65202               Jerusalem 91007
---------------          --------------               ---------------

Fax: 02-6513940          Fax: 03-5105379



Dear Sirs,



Re: Immediate Report (NO. 11/2001)
    Koor Industries Ltd. (Company No. 52-001414-3)



Koor Industries Ltd. (hereinafter: "Koor") hereby announces as follows:


This morning Koor received a notice from ECI Telecom Ltd., a company held by Koor (34.69% directly and indirectly), attached please find the notice.




                                            Yours Sincerely,


                                            Shlomo Heller, Adv.
                                              Legal Counsel




ECI TELECOM


                  ECI Telecom Announces Third Quarter and

                          Nine Months 2001 Results

PETAH TIKVA, Israel--November 7, 2001--ECI Telecom Ltd. (Nasdaq: ECIL - news) today announced consolidated results of operations for the third quarter and nine months ended September 30, 2001.

Review of the Third Quarter

Revenues for the third quarter of 2001 were $262.9 million compared to $266.4 million in the second quarter of 2001 and $310.3 million in the third quarter of 2000. Gross profit was $83.1 million compared to $84.5 million in the second quarter of 2001 and $135.7 million in the third quarter of 2000. Excluding one-time items, the operating loss for the third quarter of 2001 was ($16.8 million) compared to an operating loss of ($24.8 million) in the second quarter of 2001 and operating income of $7.4 million for the third quarter of 2000. Including one-time items (mainly impairment of assets), the operating loss for the third quarter of 2001 was ($65.1 million), compared to an operating loss of ($34.7 million) in the second quarter of 2001, and operating income of $5.4 million for the third quarter of 2000.

During the quarter, the Company wrote down $56.8 million, of which $46.8 million was the impairment of goodwill related to the merger with Tadiran Telecommunications (in accordance with FAS-121). This is the result of the significant reduction in projected revenues of the acquired businesses, mainly Enavis. The Company also wrote off $10 million associated with equity investments in three different start-up companies.

On a pro-forma basis, the net loss from continuing operations for the third quarter of 2001 was ($21.4 million) or ($0.23) per diluted share compared to ($26.1 million) or ($0.28) per diluted share for the second quarter of 2001 and net income of $8.4 million or $0.09 per diluted share in the third quarter of 2000.

The net loss, including one time items, was ($76.8 million), or ($0.83) per diluted share in the third quarter of 2001, compared to a net loss of ($36.0 million) or ($0.39) per share in the second quarter of 2001 and net income of $6.5 million, or $0.07 per diluted share for the same period last year.

Review of the Nine Months

Revenues for the nine months ended September 30, 2001 were $781.9 million compared to $864.1 million for the same period last year. Gross profit for the period (excluding inventory write-offs of $95 million) was $236.2 million compared to $385.5 million for the first nine months of last year. The operating loss, including impairment of assets, restructuring and spin-off expenses was ($342.4 million) compared to operating income of $11.5 million last year. The net loss for the first nine months of 2001 (including the above-mentioned one time items) was ($369.2 million) or ($3.98) per diluted share, compared to net income of $21.3 million, or $0.22 per diluted share.

Excluding one-time items, the operating loss for the first nine months of 2001 was ($90.1 million) compared to an operating profit of $42.2 million for the same period last year. The net loss was ($89.5 million) or ($0.97) per diluted share compared to net income of $49.4 million or $0.52 per diluted share last year.

In accordance with FASB 142, the Company is in the process of analyzing whether any of the goodwill remaining on its books ($56M) should be reduced in accordance with the criteria of the new standard. Any such determination will be accounted for in accordance with GAAP.

Commenting on the results, Doron Inbar, President and CEO said, "As the crisis in the telecommunications industry continued to deepen, we are pleased to report only a minimal sequential decline in revenues, a reduction in our pro forma operating loss and an improvement in our financial condition. We are particularly satisfied with this performance in light of the previously announced significant revenue shortfall at Enavis, which was hard hit by the deterioration in the US market. The narrowing of our operating loss is a reflection of the deep cuts we have made in our cost structure, including a reduction in the labor force and consolidation of our facilities and increased efficiencies. These improvements are reflected on our balance sheet, where we increased cash and cash equivalents and significantly reduced inventories and trade receivables. They are also reflected in our cash flow, where we generated net cash from operating activities of $19 million. At this point, we believe we have aligned our cost structure with market realities and have stabilized our financial condition."

Review of the 5 Companies (See attached table for summary P&Ls)

Inovia Telecoms is a leader in the multi-service access gateway market and specializes in broadband DSL. Third quarter 2001 revenues reached $92.3 million compared to $76.9 million in the second quarter 2001 and $71.5 million for the third quarter of 2000. Gross profit was $5.6 million compared to $2.3 million in the second quarter 2001 and $7.2 million for the third quarter of 2000. Excluding one-time items, Inovia recorded an operating loss of ($13.7 million) compared to an operating loss of ($18.2 million) in the second quarter 2001 and ($18.4 million) for the third quarter of 2000.

An important highlight of the quarter was the successful validation of Inovia's G.SHDSL system by 3 major customers. Furthermore, Inovia expanded its FS-VDSL (Full-Service) trial base during the quarter.

Lightscape Networks is a leading supplier of intelligent optical networking solutions for the metro and regional optical markets. Revenues for Lightscape Networks in the third quarter of 2001 were $53.6 million compared to $55.1 million in the second quarter 2001, and $70.1 million for the third quarter of 2000. Gross margins improved on a sequential basis due to increased sales in Europe, growth in XDM sales and improved manufacturing efficiency. Excluding one-time items, Lightscape Networks recorded operating profit of $0.1 million for the third quarter of 2001, compared to an operating loss of ($4.1 million) in the second quarter 2001, and an operating profit of $7 million for the third quarter of 2000.

Lightscape Networks remains focused on accelerating the penetration of the XDM multi-service hybrid optical platform. The company released, ahead of schedule, Release II of the XDM platform, supporting 10Gbps STM-64/OC-192, a CORBA management interface and enhanced optical networking capabilities. Lightscape has deployed the system commercially at several major carriers in Europe and is in the final testing phases for another leading carrier at several locations. The platform is undergoing evaluations by several operators in North America.

Enavis provides bandwidth management solutions. Its current flagship product is the T::DAX, digital cross connect platform. As previously announced, Enavis experienced a sharp decline in revenues due to the particularly weak spending environment, compounded by the tragic events of September 11. Third quarter 2001 revenues for Enavis were $17.0 million compared to $30.5 million in the second quarter 2001 and $36.9 million for the third quarter last year. Excluding one-time items, Enavis recorded an operating loss of ($4.3 million) in the third quarter 2001, compared to an operating loss of ($0.9 million) in the second quarter 2001 and an operating profit of $4.2 million for the third quarter last year.

In response to the severe slowdown in its markets, Enavis revised its basic business model and dramatically reduced its cost structure. The company believes that it is maintaining its core competitive capabilities while focusing on its key strategic objectives. ECI believes that the steps taken will enable Enavis to improve its financial performance in 2002.

Enavis' unique data-centric bandwidth management systems, T::DAX and T::MSA, continue to attract interest as additional North American operators select the systems for trials and implementation. The development of Enavis' next-generation Super-Broadband/Optical cross-connect, the T::CORE, is on track.

InnoWave is a leading supplier to the Fixed Wireless Access (FWA) market worldwide. Third quarter 2001 revenues totaled $31.0 million compared to $34.6 million in the second quarter 2001 and $19.6 million for the third quarter last year. Excluding one-time items, InnoWave recorded an operating loss of ($2.3 million) in the third quarter 2001, compared to an operating loss of ($2.3 million) in the second quarter 2001 and an operating loss of ($5.6 million) for the third quarter last year.

InnoWave is in the final integration phase of the eMGW (Wireless DSL) system which is expected to be in field trials by the end of the year.

Next Generation Telephony Solutions (NGTS) is dedicated to bringing carrier class, toll quality solutions to packet telephony. Revenues for NGTS in the third quarter of 2001 were $23.8 million compared to $21.6 million in the second quarter of 2001 and $57.9 million for the third quarter last year. Excluding one-time items, NGTS recorded an operating profit of $2.2 million compared to an operating loss of ($1.5 million) for the second quarter of 2001 and an operating profit of $19 million for the third quarter last year.

NGTS regained profitability after three quarters of losses, achieved by cutting costs. The company also increased its focus on trunking gateways. NGTS is moving ahead with its I-Gate4000, a new carrier-class trunking gateway which is scheduled to begin lab tests with two key telecom carriers in the fourth quarter of this year.

ECtel, in which ECI holds 70% of the equity, had revenues of $20.8 million compared to revenues of $19.3 million for the second quarter of 2001 and $15.4 million in the third quarter of 2000. Net income for the third quarter of 2001 was $3.5 million compared to $3.1 million for the second quarter of 2001 and $2.3 million for the third quarter of 2000.

Mr. Inbar concluded, "With our cost structure essentially in-synch with current business realities, we are focusing all our efforts on clear market opportunities."

A conference call to discuss ECI Telecom's third quarter results will be held tomorrow, Thursday, November 8, at 11:00am EST (18:00 Israel time).

                    To access the conference call, please dial one of the following numbers: US:(800) 288-8967, International:
                    (612) 332-0226, Israel: 1800 260 789.

A replay option will be available after the conference call, from 4:15pm EST on November 8th, through November 15th, 2001 at 11:59pm EST:

                                                                Replay numbers:
           US: (800)-475-6701, Int. +320-365-3844. Access code for both: 608435
                                                           Israel: 03-925-5933.

www.ecitele.com. A webcast of the conference call can be accessed on the ECI Telecom web site at www.ecitele.com.

About ECI Telecom

ECI Telecom Ltd. is a provider of integrated network solutions for digital communications and data transmission systems. The Company designs, develops, manufactures, markets and supports end-to-end digital telecommunications solutions for today's new services and converging networks. The Company's products create bandwidth, maximize revenues for network operators, expand capacity, improve performance and enable new revenue-producing services. In doing so, they enhance the capabilities of existing networks to support voice, data, video and multimedia services. ECI Telecom's equipment supports traffic in more than 500 service networks in over 145 countries.

This press release and additional information about the Company, is now available on ECI Telecom's site on the World Wide Web:
http://www.ecitele.com

If you would like to receive future news releases electronically, please forward your email address to investor.relations@ecitele.com.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections or future performance of the Company. By their nature, forward-looking statements involve certain risks and uncertainties including, but not limited to, the ability to complete transactions with investors, the ultimate success of the de-merger process, product and market acceptance risks, the impact of competitive pricing, product development, commercialization and technological difficulties and other risks detailed in the Company's filings with the Securities and Exchange Commission.

Contact: (US): Douglas Dean: (973)-401-6405

         (Israel): Kim Kelly: +972-3-926-6092



                                      TABLE - 3 (A)
                                      ECI TELECOM LTD.
                                        By company
                        PROFORMA CONSOLIDATED STATEMENTS OF INCOME
                                  Excluding one-time items (*)
                                    (Dollars In thousands)

                                    Three months ended
                                    September 30, 2001

                                        -----------------------------------------------------------------------
                                        Lightscape    Inovia                            Enavis
                                         Neworks     Telecoms     NGTS      Innowave    Network       Ectel
                                        ----------   --------   ---------   --------   --------    ----------
Revenues                                   53,619     92,300      23,794     30,976      17,002       20,801
Cost of revenues                           32,141     86,664       6,840     18,128       9,005        8,402
                                        ----------   --------   ---------   --------   ---------   ----------
Gross profit                               21,478      5,636      16,954     12,848       7,997       12,399
Research and development costs              6,213      7,801       5,990      4,586       4,783        2,500
Selling and marketing expenses             10,315      7,356       5,852      5,130       3,585        4,327
General and administrative expenses         4,833      3,325       2,707      3,507       2,438        2,328
Amortization of acquisition-related
 intangible assets                              -        865         237      1,941       1,532
                                        ----------   --------   ---------   --------   ---------   ----------
Operating income (loss) excluding
one-time items(*)                             117    (13,711)      2,168     (2,316)     (4,341)       3,244
                                        ==========   ========   =========   ========   =========   ==========

(continuation of above table)

                                          Three months ended
                                          September 30, 2001

                                        ---------------------------
                                             Other and
                                           intercompany
                                           transactions     TOTAL
                                           ------------  ----------
Revenues                                      24,434       262,926
Cost of revenues                              18,657       179,837
                                           ------------  ----------
Gross profit                                   5,777        83,089
Research and development costs                   455        32,328
Selling and marketing expenses                 4,195        40,760
General and administrative expenses            2,931        22,069
Amortization of acquisition-related
 intangible assets                               183         4,758
                                           -----------   ----------
Operating income (loss) excluding
one-time items(*)                             (1,987)      (16,826)
                                           ===========   ==========


                                    Three months ended
                                      June 30, 2001

                                        -----------------------------------------------------------------------
                                        Lightscape    Inovia                            Enavis
                                         Neworks     Telecoms     NGTS      Innowave    Network       Ectel
                                        ----------   --------   ---------   --------   --------    ----------
Revenues                                   55,085     76,855      21,624     34,596      30,499       19,311
Cost of revenues                           34,115     74,558       7,250     20,185      15,194        7,845
                                        ----------   --------   ---------   --------   ---------   ----------
Gross profit                               20,970      2,297      14,374     14,411      15,305       11,466
Research and development costs              8,164      8,696       4,978      4,781       6,180        2,327
Selling and marketing expenses             13,988      7,836       7,349      5,280       5,736        3,885
General and administrative expenses         2,876      3,079       3,283      4,679       2,759        2,300
Amortization of acquisition-related
 intangible assets                              -        865         257      1,981       1,532            -
                                        ----------   --------   ---------   --------   ---------   ----------
Operating income (loss) excluding
one-time items(*)                          (4,058)   (18,179)     (1,493)    (2,310)       (902)       2,954
                                        ==========   ========   =========   ========   =========   ==========

(continuation of above table)

                                          Three months ended
                                            June 30, 2001

                                        ---------------------------
                                             Other and
                                           intercompany
                                           transactions     TOTAL
                                           ------------  ----------
Revenues                                      28,467       266,437
Cost of revenues                              22,747       181,894
                                           ----------    ----------
Gross profit                                   5,720        84,543
Research and development costs                 1,593        36,719
Selling and marketing expenses                 5,153        49,227
General and administrative expenses             (105)       18,871
Amortization of acquisition-related
 intangible assets                              (136)        4,499
                                           ----------    ---------
Operating income (loss) excluding
one-time items(*)                               (785)      (24,773)
                                           ==========    ==========


                                    Three months ended
                                    September 30, 2000

                                        -----------------------------------------------------------------------
                                        Lightscape    Inovia                            Enavis
                                         Neworks     Telecoms     NGTS      Innowave    Network       Ectel
                                        ----------   --------   ---------   --------   --------    ----------
Revenues                                   70,108     71,508      57,863     19,617      36,941       15,434
Cost of revenues                           38,013     64,347      14,514      9,801      15,604        6,277
                                        ----------   --------   ---------   --------   ---------   ----------
Gross profit                               32,095      7,161      43,349      9,816      21,337        9,157
Research and development costs              7,948      7,084       9,276      4,575       4,850        2,098
Selling and marketing expenses             13,862     13,197      11,414      5,242       7,805        3,167
General and administrative expenses         3,334      3,851       3,684      2,553       3,088        1,742
Amortization of acquisition-related
 intangible assets                              -      1,437                  3,055       1,437            -
                                        ----------   --------   ---------   --------   ---------   ----------
Operating income (loss) excluding
one-time items(*)                           6,951    (18,408)     18,975     (5,609)      4,157        2,150
                                        ==========   ========   =========   ========   =========   ==========

(continuation of above table)


                                          Three months ended
                                          September 30, 2000

                                        ---------------------------
                                             Other and
                                           intercompany
                                           transactions     TOTAL
                                           ------------  ----------
Revenues                                      38,831       310,302
Cost of revenues                              26,067       174,623
                                           ----------    ---------
Gross profit                                  12,764       135,679
Research and development costs                 4,833        40,664
Selling and marketing expenses                 5,899        60,586
General and administrative expenses            2,338        20,590
Amortization of acquisition-related
 intangible assets                               505         6,434
                                           ----------    ---------
Operating income (loss) excluding
one-time items(*)                               (811)        7,405
                                           ==========    =========



                                    Nine months ended
                                    September 30, 2001

                                        -----------------------------------------------------------------------
                                        Lightscape    Inovia                            Enavis
                                         Neworks     Telecoms     NGTS      Innowave    Network       Ectel
                                        ----------   --------   ---------   --------   --------    ----------
Revenues                                  162,077    232,790      63,583    100,729      84,255       58,322
Cost of revenues                          101,443    231,052      22,722     61,915      44,792       23,637
                                        ----------   --------   ---------   --------   ---------   ----------
Gross profit                               60,634      1,738      40,861     38,814      39,463       34,685
Research and development costs             21,867     26,541      17,165     14,207      18,853        7,476
Selling and marketing expenses             36,437     24,626      19,903     17,010      15,401       11,786
General and administrative expenses        10,671      9,086       8,301      9,953       7,111        6,515
Amortization of acquisition-related
 intangible assets                              -      4,085         711      5,903       4,596            -
                                        ----------   --------   ---------   --------   ---------   ----------
Operating income (loss) excluding
one-time items(*)                          (8,341)   (62,600)     (5,219)    (8,259)     (6,498)       8,908
                                        ==========   ========   =========   ========   =========   ==========

(continuation of above table)

                                          Nine months ended
                                          September 30, 2001

                                        ---------------------------
                                             Other and
                                           intercompany
                                           transactions     TOTAL
                                           ------------  ----------
Revenues                                      80,117       781,873
Cost of revenues                              60,094       545,655
                                           ----------    ----------
Gross profit                                  20,023       236,218
Research and development costs                 6,580       112,689
Selling and marketing expenses                14,240       139,403
General and administrative expenses            7,339        58,976
Amortization of acquisition-related
 intangible assets                                 -        15,295
                                           ----------    ----------
Operating income (loss) excluding
one-time items(*)                             (8,136)      (90,145)
                                           ==========    ==========


                                    Nine months ended
                                    September 30, 2000

                                        -----------------------------------------------------------------------
                                        Lightscape    Inovia                            Enavis
                                         Neworks     Telecoms     NGTS      Innowave    Network       Ectel
                                        ----------   --------   ---------   --------   --------    ----------
Revenues                                  203,386    202,812     139,551     65,789     107,885       42,830
Cost of revenues                          102,894    169,290      41,374     31,515      47,673       18,021
                                        ----------   --------   ---------   --------   ---------   ----------
Gross profit                              100,492     33,522      98,177     34,274      60,212       24,809
Research and development costs             27,067     21,068      23,059     10,099      11,555        5,685
Selling and marketing expenses             39,450     33,548      30,732     14,474      21,356        8,660
General and administrative expenses         9,867      9,435      10,831      6,897       7,397        4,650
Amortization of acquisition-related
 intangible assets                              -      3,078           -      6,410       4,221          142
                                        ----------   --------   ---------   --------   ---------   ---------
Operating income (loss) excluding
one-time items(*)                          24,108    (33,607)     33,555     (3,606)     15,683        5,672
                                        ==========   ========   =========   ========   =========   =========

(continuation of above table)

                                          Nine months ended
                                          September 30, 2000

                                        ---------------------------
                                             Other and
                                           intercompany
                                           transactions     TOTAL
                                           ------------  ----------
Revenues                                     101,826       864,079
Cost of revenues                              67,844       478,611
                                           ----------    ----------
Gross profit                                  33,982       385,468
Research and development costs                 9,825       108,358
Selling and marketing expenses                15,406       163,626
General and administrative expenses            6,840        55,917
Amortization of acquisition-related
 intangible assets                             1,486        15,337
                                           ----------    ----------
Operating income (loss) excluding
one-time items(*)                                425        42,230
                                           ==========    ==========

(*)"one-time items" consist of: restructuring expenses and impairment of assets.





                                                          TABLE - 1
                                                       ECI TELECOM LTD.
                                                       AND SUBSIDIARIES
                                              CONSOLIDATED STATEMENTS OF INCOME
                                           (In thousands, except per share figures)


                                                    Nine Months Ended              Three Months Ended        Three Months Ended
                                                      September 30,                   September 30,             June 30,
                                                --------------------------      --------------------------     -----------
                                                   2001         2000 (1)           2001         2000 (1)          2001
                                                -----------    -----------      -----------    -----------     -----------
Revenues                                          $781,873       $864,079         $262,926       $310,302        $266,437
Cost of revenues                                   545,655        478,611          179,837        174,623         181,894
Inventory write-off                                 95,020              -                -              -               -
                                                -----------    -----------      -----------    -----------     -----------
Gross profit                                       141,198        385,468           83,089        135,679          84,543
Research and development costs, net                112,689        108,358           32,328         40,664          36,719
Selling and marketing expenses (2)                 139,403        163,626           40,760         60,586          49,227
General and administrative expenses                 67,307         55,917           22,069         20,590          18,871
Amortization of acquisition-related
 intangible assets                                  15,295         15,337            4,758          6,434           4,499
Impairment of assets                               132,610              -           46,813              -           2,630
Restructuring and spin-off expenses                 16,249          1,979            1,499          1,979           7,254
Purchase of in-process
 research and development                                -         28,770                -              -
                                                -----------    -----------      -----------    -----------     -----------
Operating income (loss)                           (342,355)        11,481          (65,138)         5,426         (34,657)
Financial income (expenses) - net                    5,105         12,392              449          3,633          (1,642)
Other income (expenses),net                        (32,689)        30,858          (12,121)          (746)           (411)
                                                -----------    -----------      -----------    -----------     -----------
-----------------------------------------------------------    -----------      -----------    -----------     -----------
Income (loss) from continuing operations
 before taxes on income                           (369,939)        54,731          (76,810)         8,313         (36,710)
Taxes on income                                        527         (5,383)          (1,340)        (1,646)          1,219
                                                -----------    -----------      -----------    -----------     -----------
Income (loss) from continuing operations
 after taxes on income                            (369,412)        49,348          (78,150)         6,667         (35,491)
Company's equity in results of
 investee companies - net                             (604)           662             (850)           648            (300)
Minority interest in results of
 subsidiaries - net                                 (1,728)          (773)            (707)          (849)           (209)
                                                -----------    -----------      -----------    -----------     -----------
Income (loss) from continuing operations          (371,744)        49,237          (79,707)         6,466         (36,000)

Income on discontinuing operations,
 net of tax                                            812              -            2,920              -               -
Cumulative effect of an accounting change, net       1,703        (27,923)               -              -               -
                                                -----------    -----------      -----------    -----------     -----------
Net income (loss)                                 (369,229)        21,314          (76,787)         6,466         (36,000)
                                                ===========    ===========      ===========    ===========     ===========


(1) Restated according to SAB 101

(2) Including royalties to the Chief Scientist      16,328         15,685            5,127          4,022           5,360
                                                ===========    ===========      ===========    ===========     ===========



Basic earnings (loss) per share
Continuing operations                               $(4.01)         $0.54           $(0.86)         $0.07          $(0.39)
Discontinuing operations                             $0.01              -            $0.03              -               -
Cumulative effect of an accounting change            $0.02         $(0.30)               -              -               -
                                                -----------    -----------      -----------    -----------     -----------
                                                    $(3.98)         $0.24           $(0.83)         $0.07          $(0.39)
                                                ===========    ===========      ===========    ===========     ===========

Weighted average number of shares
 outstanding used to compute basic
 earnings per share - in thousands                  92,722         91,690           93,056         92,129          92,646
                                                ===========    ===========      ===========    ===========     ===========

Diluted earnings (loss) per share
Continuing operations                               $(4.01)         $0.52           $(0.86)         $0.07          $(0.39)
Discontinuing operations                             $0.01              -            $0.03              -               -
Cumulative effect of an accounting change            $0.02         $(0.30)               -              -               -
                                                -----------    -----------      -----------    -----------     -----------
                                                    $(3.98)         $0.22           $(0.83)         $0.07          $(0.39)
                                                ===========    ===========      ===========    ===========     ===========

Weighted average number of shares
 outstanding used to compute diluted
 earnings per share - in thousands                  92,722         94,088           93,056         94,188          92,646
                                                ===========    ===========      ===========    ===========     ===========



                                                  TABLE - 1
                                              ECI TELECOM LTD.
                                              AND SUBSIDIARIES
                                 PROFORMA CONSOLIDATED STATEMENTS OF INCOME
                                      Excluding one-time write-offs (*)
                                  (In thousands, except per share figures)


                                         Nine Months Ended              Three Months Ended         Three Months Ended
                                           September 30,                  September 30,            June 30,
                                      -------------------------      -------------------------    ------------
                                          2001          2000             2001          2000           2001
                                      -----------    ----------      -----------    ----------    ------------
Revenues                                 781,873       864,079          262,926       310,302         266,437
Cost of revenues                         545,655       478,611          179,837       174,623         181,894
                                      -----------    ----------      -----------    ----------    ------------
Gross profit                             236,218       385,468           83,089       135,679          84,543
Research and development costs, net      112,689       108,358           32,328        40,664          36,719
Selling and marketing expenses           139,403       163,626           40,760        60,586          49,227
General and administrative expenses       58,976        55,917           22,069        20,590          18,871
Amortization of acquisition-related
 intangible assets                        15,295        15,337            4,758         6,434           4,499
                                       -----------    ----------      -----------    ----------    ------------
Operating income (loss)                  (90,145)       42,230          (16,826)        7,405         (24,773)
Financial income (expenses),net            5,105        12,392              449         3,633          (1,642)
Other income (expenses),net               (2,685)          237           (2,121)         (746)           (411)
                                      -----------    ----------      -----------    ----------    ------------
Income (loss) from continuing operations
 before taxes on income                  (87,725)       54,859          (18,498)       10,292         (26,826)
Taxes on income                              527        (5,383)          (1,340)       (1,646)          1,219
                                      -----------    ----------      -----------    ----------    ------------
Income (loss) from continuing operations
 after taxes on income                   (87,198)       49,476          (19,838)        8,646         (25,607)
Company's equity in results of
 investee companies - net                   (604)          662             (850)          648            (300)
Minority interest in results of
 subsidiaries - net                       (1,728)         (773)            (707)         (849)           (209)
                                      -----------    ----------      -----------    ----------    ------------
Income (loss) from continuing operations (89,530)       49,365          (21,395)        8,445         (26,116)
                                      ===========    ==========      ===========    ==========    ============

Basic earnings (loss) per share
Continuing operations                      (0.97)         0.54            (0.23)         0.09           (0.28)
                                      ===========    ==========      ===========    ==========    ============

Weighted average number of shares
 outstanding used to compute basic
 earnings per share - in thousands        92,722        91,690           93,056        92,129          92,646
                                      ===========    ==========      ===========    ==========    ============

Diluted earnings (loss) per share
Continuing operations                      (0.97)         0.52            (0.23)         0.09           (0.28)
                                      ===========    ==========      ===========    ==========    ============

Weighted average number of shares
 outstanding used to compute diluted
 earnings per share - in thousands        92,722        94,088           93,056        94,188          92,646
                                      ===========    ==========      ===========    ==========    ============



                                                          TABLE - 2
                                                       ECI TELECOM LTD.
                                                       AND SUBSIDIARIES
                                                 CONSOLIDATED BALANCE SHEETS
                                                        (In thousands)


                                                                   September 30,                June 30,             December 31,
                                                                       2001                      2001                   2000
                                                                 ------------------       -------------------      ---------------

Assets
Current Assets
Cash and cash equivalents                                                  198,184                   190,079              286,443
Short-term investments                                                       3,909                     9,199               26,090
Trade Receivables                                                          357,010                   399,755              405,711
Other receivables and prepaid expenses                                      59,799                    64,865               73,154
Recoverable costs and estimated
 earnings, not yet billed                                                   48,025                    43,445               24,231
Inventories                                                                331,000                   367,082              390,301
                                                                 ------------------       -------------------      ---------------
Total current assets                                                       997,927                 1,074,425            1,205,930
                                                                 ------------------       -------------------      ---------------
Investments, long-term bank deposits
 and receivables - net of current maturities                               223,121                   204,698              204,972
                                                                 ------------------       -------------------      ---------------
Property, plant and equipment - net                                        193,529                   196,502              200,139
                                                                 ------------------       -------------------      ---------------
Software development costs, net                                             30,067                    29,880               29,054
                                                                 ------------------       -------------------      ---------------
Other assets                                                                70,339                   121,217              208,065
                                                                 ------------------       -------------------      ---------------
Total assets                                                             1,514,983                 1,626,722            1,848,160
                                                                 ==================       ===================      ===============

Liabilities and shareholders' equity

Current liabilities
Short-term credits                                                         104,101                    72,505              231,801
Trade payables                                                             107,440                   131,187              184,183
Other payables and accrued liabilities                                     219,254                   230,412              212,190
                                                                 ------------------       -------------------      ---------------
Total current liabilities                                                  430,795                   434,104              628,174
                                                                 ------------------       -------------------      ---------------
Long-term liabilities                                                      230,416                   262,791                6,302
                                                                 ------------------       -------------------      ---------------
Liability for employee severance benefits - net                             30,055                    30,917               28,402
                                                                 ------------------       -------------------      ---------------
Minority Interest                                                           31,915                    30,442               27,852
                                                                 ------------------       -------------------      ---------------
Shareholders' equity
Share capital                                                                5,873                     5,873                5,873
Capital surplus                                                            662,563                   678,867              681,806
Accumulated other
 comprehensive income                                                       (3,029)                   (1,106)               1,298
Retained earnings                                                          216,713                   293,502              585,943
                                                                 ------------------       -------------------      ---------------
                                                                           882,120                   977,136            1,274,920
Treasury stock                                                             (90,318)                 (108,668)            (117,490)
                                                                 ------------------       -------------------      ---------------
Total shareholders' equity                                                 791,802                   868,468            1,157,430
                                                                 ------------------       -------------------      ---------------
Total Liabilities and shareholders' equity                               1,514,983                 1,626,722            1,848,160
                                                                 ==================       ===================      ===============